UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

ISRAEL CHEMICALS LTD.

1.	Standard & Poor’s Ratings Services’ Report dated October 29, 2015 entitled “Fertilizer Producer Israel Chemicals Outlook Revised To Negative On Potentially Weak Credit Metrics; ‘BBB’ Affirmed”

Research Update:
Fertilizer Producer Israel Chemicals Outloo
Revised To Negative On Potentially Weak Credit
Metrics; 'BBB' Affirmed
Overview
[]  We see the risk of potash prices declining by about 10% in 2016 due to the ongoing supply-demand imbalance.
[]  Israel Chemicals Ltd. (ICL)'s earnings and key financial metrics may therefore remain below our expectations for the rating in 2016 unless the company implements countermeasures.
[]  We are revising our outlook on ICL to negative from stable and affirming our 'BBB' rating.
[]  The negative outlook indicates that we could lower the rating if ICL's key financial metrics remain weaker than those commensurate with the rating over the next 12 months, without prospects for recovery.
Rating Action
On Oct. 29, 2015, Standard and Poor's Ratings Services revised its outlook on fertilizer producer Israel Chemicals Ltd. (ICL) to negative from stable. The
'BBB' long-term corporate credit rating on ICL was affirmed.
At the same time, we affirmed our 'BBB' issue rating on ICL's senior unsecured debt.
Rationale
The outlook revision reflects ICL's weak operating performance in 2015 and our concern that, without countermeasures, soft potash market conditions may cause the company's profits and key financial metrics to stay below our benchmarks for the 'BBB' rating in 2016.
A three and a half month strike earlier this year has hampered ICL's operating performance, and ICL's debt is expected to increase on the back of an investment in a joint venture in China. Consequently, we forecast a Standard and
Poor's-adjusted ratio of funds from operations (FFO) to debt of about 25%-30%
in 2015, down from 35% at year-end 2014, which is the threshold for the rating. With no disruption to its operations and a return to normal utilization rates, ICL's operating performance should improve in 2016. Yet challenging market conditions are likely to weigh on ICL's earnings and credit metrics. We forecast that in 2016, the company's adjusted FFO to debt would likely be 30%-35% and adjusted debt to EBITDA at 2.0x-2.5x.
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Research Update: Fertilizer Producer Israel Chemicals Outlook Revised To
Negative On Potentially Weak Credit Metrics; 'BBB' Affirmed

We believe ICL has some scope to reduce its operating costs and capital expenditure to conserve cash, since it is committed to maintaining credit measures commensurate with the current rating. However, ICL's policy of distributing approximately 70% of net profits as dividends reduces its financial flexibility. Furthermore, we note that, from 2017, ICL's operating results could be hindered by a new tax in Israel; the ultimate effects of the new tax are uncertain because it is yet to be defined and implemented.

ICL has a very diverse product range, but is particularly exposed to potash prices. The price of potash is under pressure, in our view, because of the ongoing supply-demand imbalance. Demand for potash has been subdued by a new
13% value-added tax on fertilizers in China, low agricultural prices, and weakness in emerging market economies, including currency depreciation that further reduces farmers' purchasing power. At the same time, new supply is coming on stream, due to expansion or new facilities. We also observe some industry players implementing revenue-maximizing strategies to protect their market share. Given the current market dynamics, we now anticipate that ICL's average selling price of potash could decline by about 10% to $280 per ton in
2016-2017 compared with $315 per ton in 2015.

The strike in the first half of 2015 was at ICL's Israeli production facilities
(Dead Sea and Neot Hovav) in response to efficiency programs management is currently implementing worldwide. During the three and a half month strike, no potash or bromine was produced at the company's plants in Israel. ICL estimates that the strike reduced its sales by about $430 million and its operating profit by $250 million. Although we expect potash shipment volumes to recover in the second half of 2015, we still expect that ICL's share of the total global potash market will be relatively low in 2015 at about 6%-7%, before rising to 8%-9% in 2016. We also expect a gradual improvement in profitability resulting from ICL's cost-cutting plan over the next two years.

In October 2015, ICL announced that it had finalized a new joint venture with
Chinese phosphate producer Yunna Phosphate Chemical Group that will be engaged in mining phosphate rock and manufacturing, marketing, and distributing downstream phosphate products. The joint venture will provide ICL with access to vast reserves of low-cost phosphate rock and strengthen its position in the phosphate market, which we view as positive. At the same time, ICL's large investment in the joint venture (about $450 million in 2015) has led to our forecast of negative free operating cash flow and higher debt in 2015.

In our base case for ICL, we assume:
[] An average selling price per ton of potash of approximately $315 in 2015, declining to $280 in 2016.
[] Gradual improvement in profitability resulting from implementation of the cost-cutting plan over the next two years.
[] Net investment of about $1.0 billion in 2015 (including the joint venture in
China and divestments completed in first-half 2015) and $750 million in 2016.

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Research Update: Fertilizer Producer Israel Chemicals Outlook Revised To
Negative On Potentially Weak Credit Metrics; 'BBB' Affirmed

[] A dividend payout of 70% of net profit.

Based on these assumptions, we arrive at the following credit measures:
[] Standard and Poor's-adjusted FFO to debt of 25%-30% in 2015 and 30%-35 in
2016.
[] Adjusted debt to EBITDA of 2.5x -3.0x in 2015 and 2.0x -2.5x in 2016.

Liquidity

We consider ICL's liquidity "adequate," as our criteria define the term. We base our liquidity assessment on our estimate that the ratio of sources of liquidity to uses of liquidity will exceed 1.2x over the next year. In addition, ICL has demonstrated good access to financing from global and Israeli financial institutions.

In our base case, ICL's principal liquidity sources include:

[] Cash and cash equivalents of $310 million as of June 30 2015;
[] Available credit facilities of $1 billion; and
[] Cash flow from continuing operations of about $1.0 billion-$1.1 billion per year.

Principal liquidity uses include:
[] Maturing long-term debt of $125 million until year-end 2016;
[] Net investments of $1.6 billion-$1.7 billion until year-end 2016; and
[] A dividend payout of 70% of net profit.

Outlook

The negative outlook indicates that we could lower the rating on ICL if leverage remains elevated in 2016 due to challenging industry conditions.

Downside scenario

We could lower the rating over the next 12 months if the company's metrics remain weak, with debt to EBITDA higher than 2.5x and FFO to debt below 35%, without near-term prospects of recovery.

Upside scenario

We could revise the outlook to stable if industry conditions were better than under our base-case scenario, or if ICL were to modify its financial policy or capital expenditure program, leading to FFO to debt higher than 35% and debt to
EBITDA below 2.5x.

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Research Update: Fertilizer Producer Israel Chemicals Outlook Revised To
Negative On Potentially Weak Credit Metrics; 'BBB' Affirmed

Ratings Score Snapshot

Corporate Credit Rating: BBB/Negative/--

Business risk: Satisfactory
[] Industry risk: Moderately high
[] Country risk: Intermediate
[] Competitive position: Satisfactory

Financial risk: Intermediate
[] Cash flow leverage: Intermediate Anchor: bbb

Modifiers
[] Diversification: Neutral (no impact)
[] Quality of capital structure: Neutral (no impact)
[] Liquidity: Adequate (no impact)
[] Financial policy: (no impact)
[] Management and governance: Fair (no impact)
[] Comparable ratings analysis: Neutral (no impact)

Related Criteria And Research

Related Criteria
[] Methodology And Assumptions: Liquidity Descriptors For Global Corporate
Issuers, Dec. 16, 2014
[] Standard and Poor's National And Regional Scale Mapping Tables, Sept. 30,
2014
[] National And Regional Scale Credit Ratings, Sept. 22, 2014
[] Key Credit Factors For The Commodity Chemicals Industry, Dec. 31, 2013
[] Corporate Methodology, Nov. 19, 2013
[] Methodology: Industry Risk, Nov. 19, 2013
[] Country Risk Assessment Methodology And Assumptions, Nov. 19, 2013
[] Group Rating Methodology, Nov. 19, 2013
[] Methodology: Management And Governance Credit Factors For Corporate Entities
And Insurers, Nov. 13, 2012
[] 2008 Corporate Criteria: Rating Each Issue, April 15, 2008
[] Corporate Criteria--Parent/Subsidiary Links; General Principles;
Subsidiaries/Joint Ventures/Nonrecourse Projects; Finance Subsidiaries; Rating
Link to Parent, Oct. 28, 2004

Ratings List

Ratings Affirmed; Outlook Action

                                                                    To From
Israel Chemicals Ltd.

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Research Update: Fertilizer Producer Israel Chemicals Outlook Revised To Negative On Potentially Weak Credit Metrics; 'BBB' Affirmed

Corporate Credit Rating		
Foreign Currency	BBB/Negative/--	BBB/Stable/--
Senior Unsecured	BBB	BBB

Additional Contact:
Industrial Ratings Europe; Corporate_Admin_London@standardandpoors.com

Complete ratings information is available to subscribers of RatingsDirect at www.globalcreditportal.com and at spcapitaliq.com. All ratings affected by this rating action can be found on Standard & Poor's public Web site at www.standardandpoors.com. Use the Ratings search box located in the left column. Alternatively, call one of the following Standard & Poor's numbers: Client Support Europe (44) 20-7176-7176; London Press Office (44) 20-7176-3605; Paris (33) 1-4420-6708; Frankfurt (49) 69-33-999-225; Stockholm (46) 8-440-5914; or Moscow 7 (495) 783-4009.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: October 29, 2015